

June 25, 2015

Elvis Santana
Chief Executive Officer
Mondovita Corp.
22 Calle Felix Nolasco
Atlantica, Puerto Planta
Dominican Republic

   Re: Mondovita Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 18, 2015
      File No. 333-204143

Dear Mr. Santana:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2015 letter.

Prospectus Summary, page 5

1. We note your response to our prior comment 3 and reissue in part. The first sentence of the second to last paragraph on page 26 states your belief that you have the "expertise and network connections to capitalize in the Dominican Baseball market."

Elvis Santana
Mondovita Corp.
June 25, 2015
Page 2

<u>Risk Factors, page 7</u>

<u>Risks Related to Our Financial Condition and Our Business, page 7</u>

2. We note your disclosure on page 27 that "[s]couting in the Dominican Republic has exploded because players not subject to the draft." In light of recent statements made by Major League Baseball Commissioner Rob Manfred supporting an international draft, please add a risk factor discussing the possibility of an international draft and the potential effect it may have on Dominican Republic prospects.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Scott Doney
        The Doney Law Firm